FOR IMMEDIATE RELEASE

OPENWAVE PURCHASES SHARES IN TENDER OFFER FOR SIGNALSOFT

REDWOOD CITY, Calif. — July 11, 2002 — Openwave Systems Inc. (Nasdaq: OPWV), the worldwide leader of open IP-based communication infrastructure software and applications, today announced the completion of its cash tender offer, at $2.26 per share, for all outstanding shares of common stock of SignalSoft® Corporation (Nasdaq: SGSF), a worldwide leader in software applications for both commercial and emergency (E911) location-based services. The tender offer expired at 12:00 midnight, New York City time, on Wednesday, July 10, 2002.

Openwave has been advised by U.S. Stock Transfer Corporation, the depositary for the tender offer, that as of 12:00 midnight, New York City time, on Wednesday, July 10, 2002, stockholders of SignalSoft had tendered into the offer a total of approximately 24,208,115 shares of SignalSoft common stock (including approximately 2,668,342 shares tendered by notice of guaranteed delivery). This number of shares represents approximately 94.7% of SignalSoft’s issued and outstanding shares. Openwave, through Sapphire Acquisition Corp., its wholly owned subsidiary, has accepted for payment all shares validly tendered and not properly withdrawn prior to the expiration of the offer.

In accordance with the terms of the Agreement and Plan of Merger, dated May 28, 2002, by and among Openwave, Sapphire and SignalSoft, Openwave, through Sapphire, its wholly owned subsidiary, has determined to provide a subsequent offering period for the tender offer, to permit SignalSoft stockholders who have not yet tendered their shares the opportunity to do so. The subsequent offering period began today at 12:01 a.m. immediately following expiration of the initial offering period and expires at 12:00 midnight, New York City time, on Monday, July 15, 2002. During the subsequent offering period, shares of SignalSoft will be accepted and promptly paid for as they are tendered. The same price paid during the initial offering is extended through the subsequent offering period: $2.26 per share, net to the seller in cash. Shares that are tendered during the subsequent offering period may not be withdrawn. To tender shares during the subsequent offering period, SignalSoft stockholders should use the letter of transmittal that was previously sent to SignalSoft stockholders. Additional copies of the letter of transmittal and related documents can be obtained from Georgeson Shareholder Communications Inc., the information agent for the offer, at (800) 818-2996.

Any remaining publicly held shares after the subsequent offering period will be acquired for $2.26 per share in a subsequent second-step merger transaction upon satisfaction or waiver of the conditions to the merger under the merger agreement, including the approval of the merger agreement by holders of shares if required by applicable law. As a result of the purchase of shares by Sapphire in the tender offer, Sapphire has sufficient voting power to approve the merger without the vote of any other holder of shares. In addition, if Sapphire acquires 90% or more of the outstanding shares of SignalSoft pursuant to the tender offer, then Sapphire will be able to complete the merger without the vote of other SignalSoft stockholders, in accordance with applicable law.

About Openwave

Openwave Systems Inc. (Nasdaq: OPWV) is the worldwide leader of open IP-based communication infrastructure software and applications. Openwave is a global company headquartered in Redwood City, California. For more information, please visit www.openwave.com.

About SignalSoft

SignalSoft® Corporation (Nasdaq: SGSF) offers mobile operators worldwide the software products and solutions needed to effectively implement location-based services. The company’s Wireless Location Services® software suite provides operators the ability to deliver new services to their subscribers, differentiate their offerings, increase revenues, reduce churn and build subscriber loyalty. Some of the largest U.S. mobile operators, including AT&T Wireless, Cingular, Sprint PCS and VoiceStream, and leading operators in Europe, such as Cegetel/SFR, Libertel-Vodafone, Orange and Telia, use SignalSoft’s products. Founded in 1995,

SignalSoft is headquartered in Boulder, Colo., USA, with offices in Sweden and the United Kingdom. For more information visit the company’s Web site at www.signalsoftcorp.com. SignalSoft® and Wireless Location Services® are federally registered trademarks of SignalSoft Corporation.

Information About the Tender Offer

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase, letter of transmittal and related documents (the “Tender Offer Documents”) filed by Openwave Systems Inc. with the Securities and Exchange Commission (“SEC”) on June 11, 2002 as exhibits to Openwave’s Tender Offer Statement on Schedule TO, as amended. In addition, SignalSoft Corporation filed with the SEC on June 11, 2002 a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with respect to the offer. Investors and security holders are strongly advised to read the Tender Offer Documents and the Solicitation/ Recommendation Statement because they contain important information that should be read carefully before any decision is made with respect to the offer. Investors and security holders may obtain a free copy of these statements and other documents filed by both Openwave and SignalSoft at the SEC’s website, http://www.sec.gov. In addition, the Tender Offer Documents and Solicitation/Recommendation Statement may be obtained for free by directing such requests to Georgeson Shareholder Communications Inc., the Information Agent for the offer, at (800) 818-2996.

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Openwave, the Openwave logo and Services OS are trademarks and or registered trademarks of Openwave Systems Inc. All other trademarks are the properties of their respective owners.

For more information please contact:

Openwave Systems Inc. Sandy Jones Openwave +1 650 480 4670 sandy.jones@openwave.com	SignalSoft Corporation Ali Heine SignalSoft Corp. +1 303 381 3189 aheine@signalsoftcorp.com

Investor Contact Mike Musson Openwave + 1 805 884 5352 mike.musson@openwave.com	Investor Contact Michael Newman Street Connect for SignalSoft Corp. +1 206 320 1231 mnewman@stct.com

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